Exhibit 3.88

OPERATING AGREEMENT

OF

BLACK HILLS FIBERCOM, L.L.C.

Effective January 25, 1999

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5.	Capital Accounts	11
6.	Convertible Debt	12

ARTICLE V. CONTRACTS WITH MEMBERS		13

ARTICLE VI. ALLOCATIONS AND DISTRIBUTIONS		13

1.	Allocations	13
2.	Distributions	13
3.	Losses	14
4.	Regulatory Allocations	14
5.	Restoration of Capital Account	15

ARTICLE VII. OPTION TO SELL AND BUY		15

1.	GLA’s Option to Sell	15
2.	Capital Group’s Option to Buy	16
3.	Payment of Purchase/Sale Amount	16
4.	GLA’s Contingent Option to Sell	16
5.	Sale by Internal Liquidation	17

ARTICLE VIII. MANAGEMENT		18

1.	Management by Members	18
2.	Actions by Members, Committees, Delegations and Authorities of Duties	20

ARTICLE IX. INDEMNIFICATION		20

ARTICLE X. CERTIFICATES AND MEMBERS		21

ARTICLE XI. TAXES		21

ARTICLE XII. DISSOLUTION, LIQUIDATION AND TERMINATION		21

1.	Dissolution	21
2.	Liquidation and Termination	21

ARTICLE XIII. GENERAL PROVISIONS		22

1.	Books and Records	22
2.	Checks, Notes, Drafts, Etc.	22
3.	Management by Members	22
4.	Subheadings	22
5.	Construction	22

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6.	Entire Agreement	22
7.	Binding Effect	22
8.	Governing Law	22
9.	Further Assurances	23
10.	Notice to Members	23
11.	Counterparts	23
12.	Conflicting Provisions	23

iii

OPERATING AGREEMENT OF
BLACK HILLS FIBERCOM, L.L.C.

This Operating Agreement of Black Hills FiberCom, L.L.C., dated as of this           day of                                 , 1999, effective January 25, 1999, is adopted by the Members and executed and agreed to, for good and valuable consideration, by the Members.

ARTICLE I.  DEFINITIONS

As used in this Operating Agreement, the following terms have the following meanings:

1.                                      “Act” means the South Dakota Limited Liability Company Act as originally codified at SIDOL 47-34-1, et seq., and any successor statutes, as amended from time to time.

2.                                      “Articles” means the Articles of Organization filed with the Secretary of State of South Dakota by which Black Hills FiberCom, L.L.C. was organized as a South Dakota limited liability company under and pursuant to the Act.

3.                                      “Black Hills” means Black Hills Fiber Systems, Inc., f/k/a Black Hills Fibercom, Inc., a South Dakota corporation, or its successors or assigns, which is a Member of the Company.

4.                                      “Book Losses” mean the cumulative net losses denoted on the financial statements of Black Hills as calculated consistent with generally accepted accounting principles.

5.                                      “Business Day” means any day other than Saturday, Sunday or a holiday on which the national banking associations in the State of South Dakota are closed.

6.                                      “Capital Contribution” means any contribution by a Member to the capital of the company, consisting of money or services, but not to include any debt, convertible or other.

7.                                      “Capital Group” means Black Hills Capital Group, Inc., a South Dakota corporation, or its successors or assigns, which is not a Member of the Company at the time this Operating Agreement is executed but which has a right or an obligation consistent with Article VII to acquire GLA’s membership units in the Company.

8.                                      “Code” means Internal Revenue Code of 1986 and any successor statutes, as amended from time to time.

9.                                      “Commitment” means, subject in, each case to adjustment on account of dispositions of Membership Interests permitted by these regulations; (a) in the case of a Member executing this Operating Agreement as of the date of this

Operating Agreement or a person acquiring that Membership Interest, the amount specified for the Member as its commitment, and (b) in the case of a Membership Interest issued pursuant to this Operating Agreement, the commitment established pursuant thereto.

10.                               “Company” means Black Hills FiberCom, L.L.C., a South Dakota limited liability company.

11.                               “Convertible Debt Agreement” means the debt from Black Hills to the Company which is convertible to membership units consistent with the terms and conditions of Exhibit 1.

12.                               “Default Interest Rate” means a rate per annum equal to 2 percent above Wall Street prime as quoted in the Wall Street Journal.

13.                               “Delinquent Member” means a Member who does not contribute by the time required of any portion or all of the Capital Contribution that Member is required to make as provided in this Operating Agreement.

14.                               “Dispose, Disposing, or Disposition” means a sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest, or any other disposition or encumbrance.

15.                               “GLA” means GLA New Ventures, LLC., a Missouri limited liability corporation, or its successors or assigns, which is a Member of the Company.

16.                               “Lending Member” means a Member who makes an advance on behalf of a Delinquent Member toward a Capital Contribution which is due.

17.                               “Member” means a person executing this Operating Agreement as of the date of this Operating Agreement as a Member or hereinafter admitted to the Company as a Member as provided in this Operating Agreement.

18.                               “Membership Interest” means the interest of a Member in this Company, including, without limitation, rights to distribution, allocation, information, and/or consent or approval of the same.

19.                               “Operating Income” shall be the positive difference, if any, between actual operating income before interest, depreciation, and taxes for that period between January 1, 2001, and June 30, 2001 (the GLA Earn Out Period), and $2,989,431, with the components for the contractual term “Operating Income” determined consistent with generally accepted accounting principles.

20.                               “Permitted Transferee” means any subsidiary, parent corporation, or such other entity controlled by or under common control of such Member or to the extent this Operating Agreement creates a right in a third person to acquire the Membership units of any Member.

21.                               “Person” includes any individual, partnership, limited partnership, limited liability company, foreign limited liability company, trust, estate, corporation, custodian, trustee, executor, administrator, nominee or entity in a representative capacity.

22.                               “Proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative.

23.                               “Required Interest” means one or more Members having among them 50.1 percent or more of the sharing ratios of all Members.

24.                               “Sharing Ratio” with respect to any Member means a fraction (expressed as a percentage) as the numerator of which is that Member’s Commitment and the denominator of which is the sum of the Commitment of all Members.

25.                               “Third-Party Debt” means any Company debt other than debt under the Convertible Debt Agreement, including but not limited to, vendor debt, conventional secured or unsecured debt, or Company debt to Capital Group or any affiliate, subsidiary or parent of Capital Group, other than the debt under the Convertible Debt Agreement.

Other terms defined herein have the meanings so given them.

ARTICLE II. ORGANIZATION

1.                                      Formation.  The Company has been organized as a South Dakota limited liability company by the filing of Articles under and pursuant to the Act and the issuance of a Certificate of Organization for the Company by the South Dakota Secretary of State.

2.                                      Name.  The name of the Company is Black Hills FiberCom, L.L.C., d/b/a Black Hills FiberCom, and all Company business must be conducted in that name or such other name that the Company decides under applicable law as the Members may select from time to time.

3.                                      Registered Office and Agent.  The registered office of the Company required by the Act to be maintained in the State of South Dakota shall be the office of the registered agent named in the Articles. The registered agent of the Company in the State of South Dakota shall be the initial registered agent set forth in the Articles.4. Purposes. The purpose of the Company as set forth in the Articles is to engage in the business of owning and operating a telecommunication company to provide telephone, local and long-distance service, data transfer, high-speed internet, cable, video programming and all related or similar services in the Rapid City, South Dakota and surrounding area within a 100-mile radius. The Company shall be allowed to do any and all lawful acts necessary to pursue this goal.

5.                                      Term.  The Company commenced on the date the Secretary of State issued a Certificate of Organization to the Company and shall continue in existence for a period fixed in the Articles for the duration of the Company.

6.                                      Mergers and Exchanges.  The Company may be a party to a merger and/or exchange or acquisition subject to the terms of this Operating Agreement.

7.                                      No State-Law Partnership.  The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer or any other Member or manager, for any other purpose other than the federal and state tax purposes, and this Operating Agreement may not be construed for any other purpose.

8.                                      Check-the-Box Election.  Consistent with the provisions of Treasury Reg. 301.7701-3, the Company shall make that election deemed appropriate by the Operating Committee for tax purposes.

ARTICLE III. MEMBERS

1.                                      Admission of Members.

(a)                                 The initial Members of the Company are the persons executing this Operating Agreement as well as the Articles.

(b)                                 After the formation of this Company, a person becomes a new Member:

(i)                                     In the case of a person acquiring a Membership Interest, directly from this Company, in compliance with the provisions of this Operating Agreement governing admission of new Members or, alternatively, upon the written consent of all Members to this Company except as provided for in Section 3 below; and

(ii)                                  In the case of an assignee of the Membership Interest as provided by the Act.

(c)                                  Any person may be a Member unless a person lacks the capacity as set forth by the Act.

2.                                      Restrictions on the Disposition of an Interest.

(a)                                 Except as specifically provided in this section, a Disposition of an interest in the Company may not be effected without the consent of all Members. Any assignee who becomes a Member has, to the extent assigned, the rights and powers and is subject to the restrictions and liabilities of a Member under this Operating Agreement and the Act. Unless otherwise provided by this Operating Agreement, an assignee who becomes a Member, subject to unanimous vote consistent with Article III, Section 17, also is liable for the obligations of the assignor to the extent he assignor has made such obligation. Assignor shall remain obligated to make contributions which existed as of the date of the assignment. Assignor shall remain obligated under this Operating Agreement for those obligations which were known as of the date of assignment.

(b)                                 Notwithstanding the provisions of this section, the interest of any Member in the Company may be transferred without the consent of the Members if (i) the transfer occurs by reason of an incident of dissolution, liquidation, merger, tax free reorganization, or termination of the transferor Member, (ii) the transferee is a Member, (iii) the transferee is a Permitted Transferee, or the transfer occurs consistent with Article VII.

3.                                      Additional Members.  Additional Persons may be admitted to the Company as Members, and Membership Interest may be created and issued to those Persons and to existing Members upon a unanimous vote of the membership units, except as otherwise provided in this section.

Notwithstanding the foregoing, the Members of the Company shall have a preemptive right to acquire additional, newly created Membership Interests of the Company, or securities of the Company convertible into or carrying a right to subscribe to or acquire a Membership Interest, except to the extent limited or denied by this Operating Agreement or the Articles. In the event the Operating Committee determines it is necessary to raise additional equity related to the construction of the network or to cover the Book Losses beyond that equity identified in Article IV, subsection 2; and if either Member is not willing to commit additional equity as determined by the Operating Committee, the requirement of unanimous consent of all Members prior to admission of a new Member shall be waived, provided that such Member satisfies the other requirements of this Operating Agreement.

4.                                      Interest in a Member.  A Member that is not a natural person may not cause or permit an interest, direct or indirect, in itself to be Disposed of such that, after the Disposition, (a) the Company would be considered to have terminated within the meaning of Section 708 of the Code or (b) without the unanimous consent of the Members and the Required Interest that a Member shall cease to be controlled by substantially the same Persons who control it as of the date of its admission to the Company. On any breach of the provisions of clause (b) of the immediately preceding sentence, the Company shall have the option to buy, provided that such purchase would not disqualify the Company as a limited liability company under South Dakota law; and on exercise of that option, the breaching Member shall sell the breaching Member’s interest in accordance with the terms of this Operating Agreement as if the Member had withdrawn consistent with Article III, Section 7.

5.                                      Information.  Each Member of the Company shall be entitled to all information generally available to the Company. No Member shall be allowed to inhibit, restrict, or prevent complete dissemination of information to any other Member. All information obtained shall be held in the strictest confidence as the same may be proprietary in nature.

6.                                      Liabilities to Third Parties.  Except as otherwise expressly agreed in writing, no Member shall be liable for the debts, obligations, or liabilities of the Company, including under a judgment or decree or order of the court.

7.                                      Withdrawal.  A Member does not have the right or power to withdraw from the Company as a Member except (1) where all members unanimously agree to allow a member to withdraw or (2) consistent with Article VII of this Operating Agreement. Nothing herein shall alter the rights of the Members as identified in Article VII. A withdrawing Member shall be released from any obligation to the Company as of the date of such withdrawal, and the Company shall agree to indemnify and hold the withdrawing Member harmless from any claim or obligation which arises subsequent to the Member’s withdrawal.

Where the members unanimously agree to allow a member to withdraw, the withdrawing Member is entitled to receive within a reasonable time after withdrawal the fair market value of that Member’s interest in the Company as of the date of withdrawal. In considering the fair market value of a Member’s interest, due consideration shall be given to what that Member brought into the Company at the time of the Company’s inception, that Member’s contribution to the Company during its life, and the profit or loss of the Company since its inception, as well as the valuation of “D” or “F,” whichever is applicable, as more fully set forth in Article VII.

8.                                      Other Business Activities.  Any Member may engage in or possess an interest in other business ventures of any nature or description, independently or with others, and neither the Company nor the other Members shall have any right by virtue of this Operating Agreement in such other business ventures or to the income or profits derived therefrom, and no Member shall have the obligation to direct any business opportunity other than those within the purpose of this Operating Agreement to the Company or any Member or allow the Company or any member to participate, except that in Rapid City, South Dakota, and within a 100-mile radius of Rapid City, South Dakota, GLA shall not compete directly or indirectly with the business of the Company, nor shall Black Hills compete directly or indirectly with the business of the Company, except to the extent that GLA or another Member has failed to consent to a proposed new business or related activity as set forth in Article VIII.

9.                                      Classes and Voting.  All Members of the Company are of the same class and all votes shall require a majority vote except as otherwise provided in this Operating Agreement; however, nothing herein shall preclude the establishment of different membership classifications upon a unanimous vote of the membership units, except as otherwise provided in Article III, Section 2.

10.                               Place and Manner of Meeting.  All meetings of the Members shall be held at such time and place as shall be stated in the notice of meeting, which shall be given at least five (5) days prior to any meeting, or in a duly executed waiver of notice thereof.

11.                               Conduct of Meeting.  All meetings of the Members shall be presided over by a Member who shall be elected as chairman. The chairman shall be elected by the Member’s Operating Committee. The chairman shall be entitled to determine the order of business and the procedure of that particular meeting. Any Member may raise agenda items for meetings of the Operating Committee, and any Member shall have the authority to call special meetings.

12.                               Annual Meeting.  The annual meeting of the Members shall be held during the month of April of each year. Failure to hold an annual meeting shall not result in the dissolution of this Company.

13.                               Special Meetings.  Special meetings may be called upon appropriate notice by any Member.

14.                               Quorum of Members.  All Members must be present at a meeting to constitute a quorum for purposes of a meeting.

15.                               Assignment of Membership Interests.

(a)           A Membership Interest is only assignable consistent with Article III, Section 2, and Article VII.

(b)           This Operating Agreement provides that a Member’s Membership. Interest may be evidenced by a certificate of Membership Interest issued by this Company, provide for the assignment or transfer of Membership Interests represented by a certificate, as permitted by this Operating Agreement, and make other provisions with respect to the certificate.

16.                               Distributions.  At the time a Member becomes entitled to receive a distribution, that Member has the status of and is entitled to all remedies available to any other creditor of the Company. All distributions shall be consistent with the Sharing Ratio.

The Company may not make a distribution to a Member that would create a situation where the then remaining liabilities of the Company exceed the fair market value of the Company’s assets, as determined by utilizing reasonable business judgment by the Operating Committee, except when the liabilities exceed the fair market value of the Company’s assets as a result of unrealized depreciation in its assets and a tax distribution as a result of a taxable income.

A Member who receives a distribution that is not permitted consistent with this Operating Agreement has no liability to the other Members unless that Member knew or had reason to know that a distribution violates the provisions of this Operating Agreement.

17.                               Restrictions and Options on Assignment or Sale of Membership Interest.

Notwithstanding anything contained herein, no Member (including the successors or assigns) shall voluntarily or involuntarily sell or assign a Membership Interest in the Company to any Person or Persons not a Member or Permitted Transferee, except as provided for in the Operating Agreement.

ARTICLE IV.  CAPITAL CONTRIBUTIONS AND CONVERTIBLE DEBT

1.                                      Initial Contributions.  Contemporaneous with the execution of this Operating Agreement, each Member’s capital account shall reflect the capital contributed by it, consisting of tangible or intangible property or other benefits of the Company realized by the Company for those monies paid by the Members for services rendered for the Company’s benefit prior to its organization, reflecting those expenses between October 1, 1998 and December 31, 1998.  Black Hills’ initial contribution is $195,824, and GLA’s initial contribution is $188,144. For each $100,000 of Capital Contribution, a Member shall receive one membership unit or a proportionate share thereof.

2.                                      Subsequent Contributions/Capital Structure.  Without creating any rights in favor of any third parties, creditors or other individuals, Black Hills and GLA shall make monthly capital contributions on an as needed basis, pro rata based on the total capital subscriptions. Black Hills and GLA shall make Capital Contributions to fund their respective capital obligations of Two Million One Hundred Thousand Dollars ($2,100,000) and Two Million Dollars ($2,000,000), respectively, with consideration given for their respective initial contribution as set forth above. In the event these subsequent equity contributions, when considered with the Forty Million Dollars ($40,000,000) of Convertible Debt are insufficient to construct the fiber optic system identified within the budget approved by the Board, the capital accounts of either Black Hills or GLA are zero or less, or if additional equity is necessary so as to allocate Book Losses among the Members, the Members shall determine the source of such additional equity or debt beyond Forty-Four Million One Hundred Thousand Dollars ($44,100,000), which may include Third-Party Debt, additional equity, or additional debt from Black Hills, other than convertible debt. Assuming that Black Hills contributes its equity of Two Million One Hundred Thousand Dollars ($2,100,000), GLA contributes its Two Million Dollars

($2,000,000) of equity, and all monies are advanced under the Convertible Debenture, 4.76% of the total capitalization, GLA will have contributed 4.54% of the total capitalization, with the remaining 90.70% to be derived from the Convertible Debenture. The Members shall give due consideration to the Company’s capital structure and the need to raise additional equity in the event the Company needs capital beyond the Forty-Four Million One Hundred Thousand Dollars ($44,100,000) so that the Members have sufficient equity with the Company to allow for an allocation of Book Losses as anticipated by the Members, so as to satisfy Black Hills’ financial needs. The Members shall use all reasonable efforts to accommodate Black Hills’ needs for accounting for Book Losses. Each Member shall have a right to contribute additional equity so as not to dilute its respective interest. However, neither Member shall be obligated to provide additional equity or debt. Black Hills shall not be obligated to provide any additional convertible debt or other debt, and the Parties specifically recognize that it may be necessary to infuse additional equity and that third-party equity may be required so that the Company is properly capitalized.

3.                                      Failure to Contribute.

A.                                    If a Member does not contribute by the time required, all or a portion of the Capital Contribution that Member is required to make at that particular time as provided in this Operating Agreement, the nondefaulting Member may exercise, on notice to that Member, (the “Delinquent Member”) one or more of the following remedies:

(a)

(i)            take such action, including, but without limitation, those measures allowed under South Dakota law as the majority of the nondefaulting Members thinks appropriate in an effort to obtain payment from the Delinquent Member of any outstanding sums due, together with the recovery of all costs and expenses attributable to the failure of the Delinquent Member to make the appropriate Capital Contributions;

(ii)           permit the other Members in proportion to their Sharing Ratios to advance those monies on behalf of the Delinquent Member constituting a loan from that Member to the Delinquent Member;

(b)           Principal balance of the loan—all accrued unpaid interest shall be due to the Lending Member upon notice from the Lending Member to the Delinquent Member;

(c)           Any and all distributions from the Company that otherwise would be made to the Delinquent Member shall be reduced by all outstanding principal and interest obligations calculated consistent with the Default Interest Rate due on any loans from Lending Members to Delinquent Members;

(d)           The payment of the loan and interest accrued on it is secured by a security interest in the Delinquent Member’s Membership Interest. Such Delinquent Member agrees to release its membership certificate and execute any and all necessary documents to secure such loss and to transfer such membership certificate.

B.                                    Each Member is entitled to exercise any rights of any secured party under the Uniform Commercial Code of the State of South Dakota as well as exercising any and all rights and remedies available under the law or in equity. The Delinquent Member shall execute when requested the appropriate surety agreement for any amount lent under this section.

4.                                      Return of Contributions.  A Member is not entitled to the return of any part of the Capital Contributions paid or to be paid interest in respect of any Capital Contributions.

5.                                      Capital Accounts.  A capital account shall be established and maintained for each Member. Each Member’s capital account

(a)                                 shall be increased by

(i)            the amount of Capital Contribution by the Member to the Company;

(ii)           the fair market value of the property contributed by that Member to the Company net of liabilities secured by the contributed capital that the Company is considered to assume or take subject to under Section 752 of the Code; and

(iii)          except as otherwise provided in this Operating Agreement, allocations to any Member of the Company of income and gain (or items thereof), including income and gain exempt from tax income and gain described by Treasury Reg. 1.704-1(b)(2)(IV)(g), but excluding income and gain described in Treasury Reg. 1.704-1(b)(4)(1) and (b) shall be decreased by (i) the amount of money distributed to that Member by the Company and (ii) the fair market value of the property distributed to the Member by the Company

(net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under 752 of the Code), (iii) allocations to that Member of expenditures of the Company described in 705(a)(2)(B) of the Code, and (iv) allocations of Company loss and deductions (or items thereof), including loss and deductions described in Treasury Reg. 1.704-1(b)(2)(IV)(g), but excluding items described in Clause (b)(iii) above and loss or deduction described in Treasury Reg. 1.704-(b)(4)(1) or 1.701-(b)(4)(iii). Except as otherwise provided, the Member’s Capital Account also shall be maintained and adjusted as permitted by the provisions of Treasury Reg. 1.704-1(b)(2)(IV)(f) as required by the other provisions of Treasury Reg. 1.704-1(b)(2)(IV) and 1.704-1(b)(4), including adjustments to reflect the allocations to the Members of depreciation, amortization, and gain or loss as compared for book purposes rather than the allocations of the corresponding items as computed for tax purposes, as required by Treasury Reg. 1.704-1(b)(2)(IV)(g). A Member that has more than one Membership Interest shall have a single Capital Account that reflects all of its Membership Interest, regardless of the class of Membership Interest owned by that Member and regardless of the time and manner in which those Membership Interests were acquired. On the transfer of all or part of a Membership Interest, the Capital Account of the transferor that is attributable to the transferred Member’s interest or part thereof shall carry over to the transferring Member in accordance with the provisions of Treasury Reg. 1.704-1(b)(2)(IV)(1).

6.                                      Convertible Debt.  Consistent with the Convertible Debt Agreement, Black Hills shall make Forty Million Dollars ($40,000,000) of senior secured debt available to the Company for the construction and operation of the Company’s telecommunication business. The debt shall be drawn by the Company on a pro rata basis with the equity, consistent with the percentages identified in Article IV, Section 2. The Company shall make monthly interest payments on such debt.

Consistent with the Convertible Debt Agreement (Exhibit 1),at any time prior to December 31, 2001, Black Hills may convert the debt advanced on the Convertible Debt Agreement into membership units on a basis of one (1) membership unit for each One Hundred Thousand Dollars ($100,000) of principal, which membership units shall have equal standing to the most senior existing membership units.

ARTICLE V.  CONTRACTS WITH MEMBERS

Member companies will provide services to the Company as required in support of the operations of the Company. Specifically, GLA will provide consulting, technical, and engineering services on a contract basis on terms mutually agreed to between the Company and GLA. Other services provided to the Company shall be approved by both Members, neither of whom shall unreasonably withhold their consent relative to such contracts associated with the services. Slack Hills will provide accounting and. administration support to the Company.

All services provided by the Members or their affiliates will be provided to the Company at industry and market based rates and practices, except to the extent the consideration for such services is provided for by separate agreements. Any payment in excess of $25,000 shall be reviewed and authorized by a Member other than the Member being paid.

ARTICLE VI.  ALLOCATIONS AND DISTRIBUTIONS

1.                                      Allocations.  Except as otherwise provided in this Operating Agreement and except as may be required by 704(c) of the Code and Treasury Reg. 1.704-1(b)(2)(IV)(f)(4), all items of income, gain, loss, deductions and credit of the Company shall be allocated among its Members in accordance with their Sharing Ratios.

2.                                      Distributions.  From time to time after January 1, 2002, but at least once each calendar quarter after that date, upon a majority vote of the Members, a determination shall be made and a reasonable judgment as to what extent, if any, the Company’s cash on hand exceeds its current and anticipated needs, including, without limitation, operating expenditures, debt service, acquisition and other reasonable and necessary operating expenses, and after due consideration is given to these liabilities, if excess exists, a distribution may be made to the Members in accordance with their Sharing Ratios.

Notwithstanding the provisions set forth herein, upon the unanimous proper vote, consistent with the terms set forth herein, any profits, losses, return of capital or other monies may be withheld to accomplish the business purpose of the Company set forth herein.

3.                                      Losses.  Tax losses shall be allocated to the Members based on the ratio of each Member’s total capital contributed which, for purposes of allocating tax losses, shall include all money advanced by Black Hills under the Convertible Debenture.

4.                                      Regulatory Allocations.  Notwithstanding any other provision in this Article VI to the contrary, in order to comply with the rules set forth in the Treasury Regulations for (i) allocations of income, gain, loss and deductions attributable to nonrecourse liabilities, and (ii) partnership allocations where partners are not liable to restore deficit capital accounts, the following rules shall apply:

(a)           “Partner nonrecourse deductions” as described and defined in Treasury Reg. 1.704-2(i)(1) and (2) of the Regulations attributable to a particular “partner nonrecourse liability” (as defined in Treasury Reg. 1.704-2(b)(4); e.g., a Company liability which one or more Members have guaranteed) shall be allocated among the Members in the ratio in which the Members bear the economic risk of loss with respect to such liability;

(b)           Items of Company gross income and gain shall be allocated among the Members to the extent necessary to comply with the minimum gain chargeback rules for nonrecourse liabilities set forth in Treasury Regs. 1.704-2(f) and 1.704-2(i)(4) of the Regulations;

(c)           Items of Company gross income and gain shall be allocated among the Members to the extent necessary to comply with the qualified income offset provisions set forth in Treasury Reg. 1.704-1(b)(2)(ii)(d) of the Regulations, relating to unexpected deficit capital account balances (after taking into account (i) all, capital account adjustments prescribed in Treasury Reg. 1.704-1(b)(2)(ii)(d) of the Regulations and (ii) each Member’s share, if any, of the Company’s partnership minimum gain and partner nonrecourse minimum gain as provided in Treasury Reg. 1.704-2(g)(1) and 1.704 2(i)(5) of the Regulations. Since the allocations set forth in this Section 4 (the “Regulatory Allocations”) may effect results not consistent with the manner in which the Members intend to divide Company distributions, the Operating Committee is authorized to divide other allocations of net profits, net losses, and other items among the Members so as to prevent the Regulatory Allocations from distorting the manner in which distributions would be divided among the Members under Article VI but for application of the Regulatory Allocations. The Operating Committee shall have discretion to accomplish this result in any reasonable manner that is consistent with Section 704 of the Code and the related Regulations. The Members may agree, by unanimous written consent, to make any election permitted by the Regulations under Section

704 of the Code that may reduce or eliminate any Regulatory Allocation that would otherwise be required; and

(d)           The basis of Company property may be adjusted consistent with Section 754 of the Code, upon proper election by the Company.

5.                                      Restoration of Capital Account.  To the extent that the Company realizes Operating Income or gain as a result of a sale of any asset or Operating Income (“Income”), for income tax purposes, such Income shall be allocated to the Member’s Capital Accounts, first to the extent necessary to restore a Member’s Capital Account                       its original amount as a result of the Initial Contributions and Subsequent Contributions as set forth in Sections 1 and 2 of Article IV to the extent such capital accounts have been reduced as a result of allocation of losses consistent with Section 3 of Article VI. Subsequent to the restoration of a Member’s Capital Account to its original amount of capitalization, all Income shall be allocated to the Members consistent with Section 1, Article VI.

ARTICLE VII.  OPTION TO SELL AND BUY

1.                                      GLA’s Option to Sell.  GLA shall have the right to put/sell all of its membership units to Capital Group after June 30, 2001, and through that date 90 days after the closing of the Company’s books through that date. Such units shall have a value equal to the sum of (x) plus (y), where (x) shall be the sum of (a) plus. (b), with (a) and (b) determined as follows:

(a)           equals 40% of all Operating Income between $0 and $1,000,000; and

(b)           equals 30% of all Operating Income above $1,000,000;

and where (y) shall be determined as follows:

GLA shall receive an amount equal to (D)

where D = (G)/(B+G) x (V), with (G), (B), and (V) determined as follows:

(G)          equals GLA’s membership units;

(B)          equals Black Hills’ membership units plus those membership units it is entitled to convert even if not converted consistent with the Convertible Debt Agreement;

(V)          equals the Company’s valuation as determined by an investment banker actually chosen by Black Hills and GLA when determining valuation, the investment bank shall consider all outstanding Third-Party Debt, exclusive of any debt due on the Convertible Debt Agreement. In the event that GLA and Black Hills cannot agree on an investment banker, each shall be entitled to choose an independent investment banker who, together, shall then choose a third investment banker for purposes of valuing Company. In the event that it is necessary to choose a third investment banker, the investment banker chosen by each of GLA and Black Hills shall value the Company, and the independent investment banker shall choose the valuation of either the GLA investment banker or the Black Hills investment banker.

Except as otherwise provided in Sections 4 and 5 of  this Article VII, all valuations as identified within this Agreement shall be determined as of 11:59 p.m. on June 30, 2001, based upon unaudited financials through that date, and a party may notify the other of exercising its option to sell or option to buy by providing notice to the other by Federal Express, first class mail, facsimile, or hand delivery of such notice.

Attached as Exhibit 2 is an illustration which is illustrative of a put/sell or call/buy of a Member’s units.

2.                                      Capital Group’s Option to Buy.  Capital Group shall have the right to call/buy all of GLA’s membership units anytime through that date 90 days after closing the financials for that period through June 30, 2001.

3.                                      Payment of Purchase/Sale Amount.  GLA’s rights to put/sell and Capital Group’s right to call/buy GLA’s membership units as more fully set forth in (1) and (2) above which exist as of June 30, 2001, shall be based upon unaudited financial statements of the Company as of June 30, 2001, with a review of the Operating Income for the period of January 1, 2001, through June 30, 2001. In the event either Capital Group or GLA exercises their respective rights, the sum due GLA for its membership units shall be payable to GLA upon the later of 30 days after either Capital Group or GLA exercise their respective rights or the determination of “D” as set forth in Section 1 above.

4.                                      GLA’s Contingent Option to Sell.  GLA shall have a contingent option to put all of its membership units to Capital Group in the event that Black Hills or any assignee or designee of it initiates an action against the Company, alleging a default under the Convertible Debt Agreement by providing written notice to Capital Group of the same. In the event that an action is initiated in a court of proper jurisdiction as it concerns an alleged default by the

Company, GLA shall have an option to put all of its membership units to Capital Group, and GLA shall receive an amount equal to F, where F = [G/(Y+G)]( Z) + U, with G, U, Y, and Z determined as follows:

G =                             GLA’s membership units

U =                             The difference between the sum paid to GLA International, Inc., per the Services Agreement for Management Services, and the fair market value of the services provided by GLA per the Services Agreement for Management Services.

Y =                             Black Hills’ membership units

Z =                              Company’s valuation as determined by the investment bank actually chosen by Black Hills and GLA. When determining valuation, the investment bank shall consider all outstanding Third-Party Debt, exclusive of any debt due on the Convertible Debt Agreement. In the event that GLA and Black Hills cannot agree on an investment banker, each shall be entitled to choose an independent investment banker who, together, shall then choose a third investment banker for purposes of valuing Company. In the event that it is necessary to choose a third investment banker, the investment banker chosen by each of GLA and Black Hills shall value the Company, and the independent investment banker shall choose the valuation of either the GLA investment banker or the Black Hills investment banker.

When determining valuation, the investment banker shall consider all outstanding indebtedness, inclusive of the Convertible Debt Agreement, as well as any Third-Party Debt.

The valuations as identified within this provision shall be determined as of the date that GLA provided notice to Capital Group of its intent to exercise its option to sell its interest in the Company to Capital Group as identified herein.

5.                                      Sale by Internal Liquidation.  Beyond those statutory rights applicable to limited liability companies under the laws of the State of South Dakota, in the event that a Member determines that it is not practical to continue the operations of the Company with the then-present Members, either Member may give written notice to the other of its intent to exercise its rights consistent with this provision.

Such notice shall state the basis for the Company not being able to move forward, shall initiate a thirty- (30-) day standstill period in which the Members to this Operating Agreement shall use their best efforts to resolve any and all differences existing between the Members as it concerns the Operation of the Company. The Company shall involve an individual(s) to facilitate the resolution of any outstanding disputes between the Members. After the thirtieth (30th) day, and absent resolution of outstanding disputes, the Member who initiated the standstill shall have a right to put its interest in the Company to Capital Group by providing written notice of the same.

The put shall be determined upon a valuation of the Company consistent with the provisions identified in subsection 4 above, except to the extent that in the event the fiber optic network is not yet operational, the investment banker, when determining the valuation of the Company, shall give consideration to the valuation upon the turn-up date, with due consideration given to all prospective operational costs and circumstances which may affect the valuation; and in the event that GLA is the Member which gives notice consistent with this section, the valuation methodology identified in subsection 4 above shall be modified in that no consideration shall be given to the value of U.

ARTICLE VIII. MANAGEMENT

1.                                      Management by Members.  Subject to the provisions of Article VIII, Section 2, the powers of the Company shall be exercised by and under the authority, and the business affairs of the Company, shall be managed under the direction of the Members through a Member’s Operating Committee. Black Hills shall have two (2) membership votes, and GLA shall have one (1) membership vote. Black Hills shall appoint Daniel P. Landguth and Gary R. Fish, and GLA shall appoint Jim Moffit. Neither Black Hills nor GLA shall substitute the afore-named Members without the consent of the other.

Upon a majority vote of the Operating Committee, the Company may act without limitation consistent with the provisions set forth below:

(a)                                 Entering and making into contracts, agreements and undertakings and obligations of the Company;

(b)                                 Obtaining and maintaining bank and investment accounts, including trust accounts for the operation of its rental agreements as well as delegating authorities authorized to sign on behalf of the Company;

(c)                                  Maintaining the assets of the Company in good order;

(d)                                 Collecting sums due the Company and on behalf of its clients;

(e)                                  Paying debt and obligations of the Company;

(f)                                   Acquiring, utilizing for Company’s purposes, and disposing of assets of the Company;

(g)                                  Borrowing money or otherwise committing the credit of the Company relative to the extension of debt;

(h)                                 Selecting, removing and changing the authority and responsibilities of lawyers, accountants and other advisors and consultants;

(i)                                     Acquiring assets or operations of another telecommunications carrier, Internet provider cable television operator or like business;

(j)                                    Obtaining insurance;

(k)                                 Determining distributions; and

(l)                                     Performing any and all other necessary responsibilities for the operation of the Company.

However, a unanimous vote of the Operating Committee will be required for the following:

(a)                                 Entering into a joint venture with a third party;

(b)                                 Significant changes to the business plan, where significant changes are defined as an increase or decrease in Capital Contribution of more than five (5) percent;

(c)                                  Approval of all contracts for services or equipment by the Company directly with the member companies or their majority-owned affiliates; and

(d)                                 Amending the Articles of Organization and Operating Agreement.

After the Option to Sell or Option to Buy set forth in Article VII has expired or been exercised, the unanimous vote required by this provision shall become a simple majority vote of the membership units.

2.                                      Actions by Members, Committees, Delegations and Authorities of Duties.

In managing the business and affairs of the Company in exercising the powers delegated to it, the Members shall act collectively through meetings and written consents as well as through appropriate committees as designated herein or otherwise as necessary following the execution of this Operating Agreement. The committee may include but not be limited to the Operating Committee, which shall consist of three (3) individuals, where Black Hills has two members and GLA one member. The Operating Committee shall meet at least quarterly/monthly at a place and time designated by a majority of the Operating Committee or via teleconference facilities; however, until the fiber optic network is turned up, the Operating Committee shall meet monthly. Members from time to time may designate additional committees for the purpose of operating this Company. These committees shall operate consistent with the authority delegated herein and consistent with the Articles of Organization and the Certificate of Organization as well as this Operating Agreement.

ARTICLE IX.  INDEMNIFICATION

This Operating Agreement specifically provides that each Member shall be indemnified and held harmless from any claim made against the Member as the result of the actions of that Member on behalf of the Company. It is the intention of this Operating Agreement to specifically indemnify and hold harmless all Members for acts which are allowed for and consistent with the terms of this Operating Agreement, the Articles of Organization, and the provisions for the State of South Dakota. It is intended that this indemnification and hold harmless agreement is to indemnify and hold a Member harmless from any and all claims, liabilities, and expenses, including all reasonable costs associated with defense which a Member may incur relative to being named as a party to any litigation. It is specifically intended that this indemnification is to cover all those events set forth at SDCL 47-34A-303 or its counterparts as amended.

Only in the event that a Member acts without the authority of the Company is a Member personally obligated for any responsibility or liability incurred as a result of those actions.

ARTICLE X.  CERTIFICATES AND MEMBERS

A certificate of membership shall be issued to each Member. In the event that to the satisfaction of a majority of the Members it is established that a Member has lost or misplaced a certificate may a new certificate be issued. In the event a new certificate is issued, the Member to whose benefit the replacement certificate is issued shall execute the appropriate indemnification agreement agreeing to indemnify and hold the Company harmless from any claims that may be made by any third parties related to that Membership Interest.

ARTICLE XI.  TAXES

The Operating Committee shall designate an independent accounting firm to assist in the preparation of tax reports and reporting to the Internal Revenue Service as well as the appropriate state taxing entities. Additionally, the Operating Committee shall designate an independent accounting firm to perform an annual audit of the Company.

ARTICLE XII.  DISSOLUTION, LIQUIDATION AND TERMINATION

1.                                      Dissolution.  The Company shall dissolve its affairs and shall wind the same up upon the following of the first to occur:

(a)                                 Upon the written consent of all Members required under the terms of this Operating Agreement;

(b)                                 The expiration of the Period set forth and the duration of the Company absent a renewal or extension of that time limit;

(c)                                  Upon the death, retirement, resignation, or other event creating a termination of this Agreement;

(d)                                 Upon the entry of a judicial decree terminating the Company.

2.                                      Liquidation and Termination.  Upon the dissolution of the Company, the Members shall act as liquidator and appoint one or more of them that responsibility. Liquidators shall proceed to wind up the affairs of the Company consistent with the provisions of South Dakota law.

ARTICLE XIII.  GENERAL PROVISIONS

1.                                      Books and Records.  The Company shall maintain those books and records which are necessary to adequately set forth the status of the Company and provide sufficient records to assure compliance with all applicable taxing and regulating statutes and requirements of the State of South Dakota.

2.                                      Checks, Notes, Drafts, Etc.  All checks, drafts, or other orders for payment of monies or evidence of indebtedness shall be issued in the name of or payable to the Company as the case may be.

3.                                      Management by Members.  The management of this Company is designated to its Members, except as delegated to the Operating Committee as set forth in the Operating Committee.

4.                                      Subheadings.  Headings used within this Operating Agreement have been inserted solely for convenience and are not intended to construe or interpret these Operating Agreement.

5.                                      Construction.  Whenever the context so requires, the gender of all words used in this Operating Agreement include the masculine, feminine and neuter and the singular shall include the plural and conversely. If any portion of this Operating Agreement shall be determined to be invalid or inoperative, the remainder of this Operating Agreement shall be considered valid and operative and shall be given the full intent manifested by this Agreement.

6.                                      Entire Agreement.  This Operating Agreement constitutes the entire agreement of the Members, with respect to the subject matters hereof.

7.                                      Binding Effect.  Subject to the restrictions set forth herein, this Operating Agreement binds to and inures to the benefits of the Members and their respective heirs, legal representatives, successors and assigns.

8.                                      Governing Law.  This Operating Agreement shall be interpreted consistent with the laws of the State of South Dakota.

9.                                      Further Assurances.  In connection with this Operating Agreement and any transactions contemplated herein, each Member shall execute and deliver any additional documents or instruments as required and as are necessary to effectuate the terms of this Operating Agreement.

10.                               Notice to Members.  By executing this Operating Agreement, each Member acknowledges that she has had actual notice all provisions and requirements set forth within this Operating Agreement.

11.                               Counterparts.  This Operating Agreement may be executed in any number of counterparts and each counterpart shall be considered together and to constitute the same agreement.

12.                               Conflicting Provisions.  To the extent that one or more provisions of this Operating Agreement appear to be in conflict